EXHIBIT 18



November 13, 1998




The Board of Directors and Stockholders
Movie Gallery, Inc.
739 West Main Street
Dothan, Alabama  36301

Dear Sirs:

Note 2 of Notes to Condensed Consolidated Financial Statements of Movie Gallery, Inc. included in its Form 10-Q for the nine months ended October 4, 1998 describes a change in the method of accounting for amortizing the cost of videocassette and video game rental inventory from the straight-line method to an accelerated method. You have advised us that you believe that the change is to a preferable method in your circumstances because (1) it will result in a better match of the cost of videocassettes and video games with their revenues in the Company's current operating environment and (2) it is consistent with trends in industry practice.

There are no authoritative criteria for determining a preferable accounting method for amortization of videocassette and video game inventory based on the particular circumstances; however, we conclude that the change in the method of accounting for amortization is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to January 4, 1998; and therefore, we do not express any opinion on any financial statements of Movie Gallery, Inc. subsequent to that date.

                               Very truly yours,


                              /s/ Ernst & Young LLP